                                    --------------------------------------------
                                    |               OMB APPROVAL               |
                                    |  --------------------------------------  |
                                    |  OMB Number:                   3235-0145 |
                                    |  Expires:                August 31, 1991 |
                                    |  Estimated average burden hours          |
                                    |   per response..................   14.90 |
                                    --------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549



                                 SCHEDULE 13 G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _)*

                               NATIONAL COAL CORP.

                                (NAME OF ISSUER)

                         Common Stock, $0.01 par value

                         (TITLE OF CLASS OF SECURITIES)


                                   63238120-8

                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 7.

SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP NO. 63238120-8                  13G                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM
           ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,785,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,785,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,785,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C.

                        Amendment No. - Schedule 13(G)
                   Under the Securities Exchange Act of 1934

Item 1(a)  Name of Issuer:

           National Coal Corp.

Item 1(b)  Address of Issuer's Principal Executive Office:

           8915 George Williams Road
           Knoxville, Tenneesee 37923

Item 2(a)  Name of Person Filing:

           Fayez Sarofim

Item 2(b)  Address of Principal Business Office, or if none, Residence:

           2907 Two Houston Center
           Houston, Texas  77010

Item 2(c)  Citizenship:

           U. S. A.

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           63238120-8

Item 3     Filing required pursuant to the Rules 13d-1(b), or 13d-2(b),:

Item 4    Ownership as of July 10, 2008

           (i) 1,785,000 shares are owned directly by Fayez S. Sarofim

      (b)  Percent of Class:


           (i) 5.6% -- as to shares owned of record and beneficially by Fayez S. Sarofim.

     (c) Number of shares as to which Fayez Sarofim & Co. has:

           (i) sole power to vote or direct the vote: 1,785,000 shares.

         (iii) sole power to dispose or direct the disposition of: 1,785,000 shares.

     (d) Number of shares as to which Fayez Sarofim has:

           (i) sole power to vote or direct the vote: 1,785,000 shares.

          (ii) shared power to vote or direct the vote: 0 shares.

         (iii) sole power to dispose or direct the disposition of: 1,785,000 shares.

Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8    Identification and Classification of Members of the Group.

          Not Applicable.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 10, 2008

Fayez S. Sarofim


Date: July 10, 2008


/s/ Fayez Sarofim
_______________________________________
Signature   Fayez Sarofim

                                   AGREEMENT



          The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f) (1) (iii) under the Securities Exchange Act of 1934 that the
Schedule 13(G) to which this Agreement is attached is filed on behalf of each of the undersigned.



                                    Fayez S. Sarofim


                                    By /s/ Fayez Sarofim
                                      __________________________________
                                         Fayez Sarofim



Dated: July 10, 2008